Filed Pursuant to Rule 433

Registration Statement No. 333-213475

September 8, 2016

Bemis Company, Inc.

Pricing Term Sheet

$300,000,000 3.100% Senior Notes due 2026

Issuer:	Bemis Company, Inc.
Security Type:	Senior Unsecured Notes
Expected Ratings (Moody’s / S&P):*	Baa2 (stable) / BBB (stable)
Principal Amount:	$300,000,000
Title:	3.100% Senior Notes due 2026
Pricing Date:	September 8, 2016
Settlement Date:	September 15, 2016 (T+5)
Maturity Date:	September 15, 2026
Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2017
Benchmark Treasury:	UST 1.500% due August 15, 2026
Benchmark Price / Yield:	98-29 / 1.620%
Spread to Benchmark Treasury:	+150 bps
Yield to Maturity:	3.120%
Coupon:	3.100%
Price to Public:	99.829%
Optional Redemption:

Prior to June 15, 2026, callable at any time at the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to June 15, 2026 at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date. On or after June 15, 2026, callable at any time at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	081437 AJ4 / US081437AJ44
Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Loop Capital Markets LLC SMBC Nikko Securities America, Inc. The Williams Capital Group, L.P.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The rating of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BNP Paribas Securities Corp. collect at 800-854-5674 or J.P. Morgan Securities LLC collect at 212-834-4533.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Bemis Company, Inc. on September 8, 2016 relating to their prospectus dated September 2, 2016.

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